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LORUS ANNOUNCES THE PRESENTATION OF VIRULIZIN® PHASE III CLINICAL TRIAL RESULTS IN PANCREATIC CANCER INCLUDING NEW DATA FROM AN EXPLORATORY ANALYSIS
– Clinical results presented at a major international oncology conference –

TSX:  LOR

AMEX: LRP

TORONTO, February 1, 2006 /CNW/ - Lorus Therapeutics Inc. ('Lorus'), a biopharmaceutical company specializing in the development and commercialization of pharmaceutical products and technologies for the management of cancer, today announced the results of further exploratory analysis of data from its Phase III clinical trial of Virulizin® for the treatment of pancreatic cancer. This analysis showed significant survival benefit for a subgroup of patients who continued to receive Virulizin® after entering optional Stage 3* second-line therapy.

Results of the Phase III clinical trial, including data from further exploratory analysis, were presented orally today by Dr. Bruce Silver, FACP, Vice President, Oncology, Global Product Development Services at the 17th International Congress on Anti-Cancer Treatment (ICACT†) in Paris, France. Dr. Silver is a medical oncologist with PRA International, which has provided the medical overview of this trial for the past four years.

The randomized, double-blind, multicenter Phase III clinical trial compared Virulizin® plus gemcitabine to placebo plus gemcitabine for the treatment of chemonaive patients with locally advanced or metastatic pancreatic cancer as first-line therapy.  Optional Stage 3 second-line therapy included continuation of Virulizin® or placebo alone or in combination with
5- flurouracil.

Top-line results from the trial were made public in October 2005.  Virulizin® did not demonstrate statistical significance in overall median survival in first-line treatment analysis, but promising median survival differences were observed in patient subgroups, including patients with metastasis and patients with low Eastern Cooperative Oncology Group (ECOG‡) performance status.  Virulizin® treatment was well tolerated with no major differences observed between the Virulizin® plus gemcitabine arm and the control group.

Exploratory analysis of the clinical trial data, presented today, indicates a significant survival benefit for patients who entered optional second-line therapy after disease progression (Stage 3 in the clinical protocol) and who continued to receive Virulizin®.  Stage 3 patients who remained on Virulizin® demonstrated a median survival of 10.9 months, compared with 7.4 months for both intent to treat (ITT) and efficacy evaluable (EE) patients on placebo.  Differences in survival times were found to be statistically significant, with P values of 0.0178 and 0.0190 in the ITT (N=167) and EE (N=157) populations, respectively. Notably, the majority of Stage 3 patients from the Virulizin® plus gemcitabine group chose to remain on Virulizin®, comprising about 35% to 40% of the overall ITT or EE patient population in the trial.

“Virulizin® significantly improved survival in pancreatic cancer patients who remained on the treatment arm even when treatment with the standard-of-care chemotherapy gemcitabine was no longer effective,” said Dr. Jim Wright, CEO of Lorus.  “Lorus is committed to developing innovative, well-tolerated therapies for the management of cancer and we are encouraged by this new data. Although this finding is from exploratory analysis and in our view, will not be sufficient for regulatory approval without additional clinical investigation, it provides important new information for further clinical development strategies.”

Pancreatic cancer is a leading cause of cancer death in North America.  It is usually diagnosed at a late stage and the survival rate is very poor.  Approximately 35,000 North Americans are diagnosed with pancreatic cancer annually.

*Stage 3 patients are those who entered optional second-line therapy, and were offered Virulizin® / placebo plus 5-flurouracil, or Virulizin® / Placebo alone, or best supportive care
†ICACT is an international meeting for the discussion and presentation of state of the art developments in the management of cancer.

‡ ECOG performance status is an internationally accepted scale that provides a rating of the health status of a cancer patient, using a scale of 0 to 5. A lower number indicates better health than a higher number.

About Lorus

Lorus is a biopharmaceutical company focused on the development and commercialization of cancer therapies. Lorus' goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs. Late-stage clinical development and marketing may be done in cooperation with strategic pharmaceutical partners. Lorus currently has products in human clinical trials with a pipeline of eight clinical trials in Phase II clinical trial programs and recently has completed a Phase III registration clinical program. Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the American Stock Exchange under the symbol LRP. Virulizin® is a registered trademark of Lorus Therapeutics Inc.

Forward Looking Statements

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation and assumptions, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties, including, but not limited to, changing market conditions, the Company's ability to obtain patent protection and protect its intellectual property rights, commercialization limitations imposed by intellectual property rights owned or controlled by third parties, intellectual property liability rights and liability claims asserted against the Company, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, product development delays, the Company's ability to attract and retain business partners and key personnel, future levels of government funding, the Company's ability to obtain the capital required for research, operations and marketing and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information forms, annual reports and 40-F filings. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.